UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Progenics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0013 per share

(Title of Class of Securities)

743187106

(CUSIP Number)

Stephanie P. Cooper

Altiva Management Inc.
1055b Powers Place,

Alpharetta, GA 30009

(678) 580-2769

Copies to:

Olshan Frome Wolosky LLP

Steve Wolosky, Esq.

Meagan Reda, Esq.

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Velan Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,733 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,733 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,733 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(1)
14	TYPE OF REPORTING PERSON

PN

(1)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

2

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Altiva Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,733 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,733 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,733 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

CO

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

3

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,733 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,733 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,733 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

4

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Virinder Nohria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States and the United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		110,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

110,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 60,000 shares of Common Stock held in Virinder Nohria 2014 Family Living Trust and 50,000 shares of Common Stock held in Virinder Nohria SEP IRA.

(2)       Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

5

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

LTE Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,950,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,950,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%(1)
14	TYPE OF REPORTING PERSON

OO

(1)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

6

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

LTE Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,950,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,950,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%(2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)       Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

7

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Melkonian Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,950,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,950,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%(2)
14	TYPE OF REPORTING PERSON

IA

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

8

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Ryan Melkonian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,950,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,950,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

9

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Terence Cooke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States and Ireland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%(1)
14	TYPE OF REPORTING PERSON

IN

(1)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

10

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Gérard Ber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06%(1)
14	TYPE OF REPORTING PERSON

IN

(1)	Based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

12

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Eric Ende
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Ann MacDougall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Heinz Mäusli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

David W. Mims
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP NO. 743187106

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

Items (a)-(c), and (f) are filed by the following:

(a)       This statement is filed by:

(i)	Velan Capital, L.P., a Georgia limited partnership (“Velan”), files this Schedule 13D with respect to the Shares directly and beneficially owned by it. Velan is a private investment partnership with a principal business address at 1055b Powers Place, Alpharetta, GA 30009.
(ii)	Altiva Management Inc., a Nevada corporation (“Altiva”), files this Schedule 13D as the general partner of Velan. Altiva is a private investment adviser with a principal business address at 1055b Powers Place, Alpharetta, GA 30009. The directors of Altiva are Stephanie Cooper and Yelena Epova, both United States citizens. Ms. Cooper is the President and Secretary of Altiva and Ms. Epova is the Treasurer of Altiva. Ms. Cooper and Ms. Epova are referred to herein as the “Altiva Managers.” The business address of Ms. Cooper is 1055b Powers Place, Alpharetta, GA 30009. The business address of Ms. Epova is 5 Concourse Pkwy, Suite 1000, Atlanta, GA 30328. Ms. Cooper’s principal employment is as President and Secretary of Altiva, which employment is conducted at the address for Altiva indicated above. Ms. Epova’s principal occupation is as CPA and Partner with Aprio, LLP, whose address is the same as the business address of Ms. Epova as indicated above.
(iii)	Balaji Venkataraman, a citizen of the United States, files this Schedule 13D as the sole shareholder of Altiva. Mr. Venkataraman is an investor in the specialty pharmaceutical industry. Mr. Venkataraman’s business address is 1055b Powers Place, Alpharetta, GA 30009.
(iv)	Dr. Virinder Nohria, a citizen of the United States and the United Kingdom, files this Schedule 13D with respect to the Shares directly and beneficially owned by him. Dr. Nohria serves on the boards of various pharmaceutical companies. The address of Dr. Nohria is 120 Emerald Lane, Roswell, GA 30075.
(v)	LTE Partners, LLC, a Delaware limited liability company (“LTE”), files this Schedule 13D with respect to the Shares directly and beneficially owned by it. LTE is a private investment fund, the principal business of which is to acquire, hold, dispose of and otherwise invest in securities. The principal business address of LTE is 450 West 31st Street, 12th Fl., New York, NY 10001.
(vi)	LTE Management, LLC, a Delaware limited liability company (“LTE Management”), is a private company, the principal business of which is to serve as the manager of LTE. The principal business address of LTE Management is 450 West 31st Street, 12th Fl., New York, NY 10001.
(vii)	Melkonian Capital Management, LLC, a Delaware limited liability company (“MCM”), is a registered investment advisor, the principal business of which is to manage investment and trading activities of private investment funds (including LTE). The principal business address of MCM is 450 West, 31st Street 12th Fl., New York, NY 10001.
17

CUSIP NO. 743187106

(viii)	Ryan Melkonian is a United States citizen with a business address at 450 West 31st Street, 12th Fl., New York, NY 10001. The principal occupation of Ryan Melkonian is serving as the Chief Investment Officer and Managing Member of MCM.
(ix)	Terence Cooke, a citizen of the United States and Ireland, files this Schedule 13D with respect to the Shares directly and beneficially owned by him. Mr. Cooke’s business address is 450 West 31st Street, 12th Fl., New York, NY 10001. The principal occupation of Terence Cooke is serving as the Senior Managing Director of MCM.
(x)	Deepak Sarpangal is a United States citizen with a business address at 9 Toledo Court, Burlingame, CA 94010. The principal occupation of Deepak Sarpangal is serving as the Managing Member of Sarpa Holdings, a private investment company.
(xi)	Dr. Gérard Ber, a nominee for the Board of Directors of the Issuer (the “Board”), files this Schedule 13D with respect to the Shares directly and beneficially owned by him. Dr. Ber is a citizen of Switzerland with a business address at Untere Roostmatt 16, CH 6300, Switzerland. The principal occupation of Dr. Ber is serving as a member of the board of directors of Y-mAbs Therapeutics, Inc.
(xii)	Dr. Eric J. Ende, a nominee for the Board, is a citizen of the United States with a business address at 6231 PGA Blvd., Suite 104-168, Palm Beach Gardens, FL 33418. The principal occupation of Dr. Ende is serving as President of Ende BioMedical Consulting.
(xiii)	Ann MacDougall, a nominee for the Board, is a citizen of the United States with a business address at 610 West End Ave, New York, NY 10024. The principal occupation of Ms. MacDougall is serving as Chief Executive Officer of Dunollie Fund.
(xiv)	Heinz Mäusli, a nominee for the Board, is a citizen of Switzerland with a business address at Schützenweg 3, 9032 Engelburg, Switzerland. The principal occupation of Mr. Mäusli is serving as a non-executive director of Inventiva S.A.
(xv)	David W. Mims, a nominee for the Board, is a citizen of the United States with a business address at 2104 Longleaf Circle, Vestavia, Alabama 35216. The principal occupation of Mr. Mims is serving as a member of the board of directors of Guideway Care and SouthPoint Bank.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(d)       During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any Altiva Manager, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any Altiva Manager, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Velan used approximately $36,335,909 (including brokerage commissions) in the aggregate to purchase the 8,011,733 Shares reported herein as beneficially owned by Velan. The funds used to acquire such Shares were working capital of Velan.

Dr. Nohria used approximately $511,762 (including brokerage commissions) in the aggregate to purchase 110,000 Shares reported herein as beneficially owned by Dr. Nohria. 60,000 of these Shares (with aggregate cost of $282,858) were acquired with funds from Virinder Nohria 2014 Family Living Trust, the beneficiaries of which are members of Dr. Nohria’s family. 50,000 of these Shares (with aggregate cost of $228,904) were acquired in Dr. Nohria’s SEP IRA with Dr. Nohria’s personal funds.

LTE used approximately $9,143,086 (including brokerage commissions) in the aggregate to purchase the 1,950,000 Shares reported herein as directly beneficially owned by LTE. The funds used to acquire such Shares were working capital of LTE.

Mr. Cooke used approximately $173,600 (including brokerage commissions) in the aggregate to purchase 40,000 Shares reported herein as beneficially owned by Mr. Cooke. The 40,000 Shares were acquired with Mr. Cooke’s personal funds.

Dr. Ber used approximately $229,500 (including brokerage commissions) in the aggregate to purchase 50,000 Shares reported herein as beneficially owned by Dr. Ber. The 50,000 Shares were acquired with Dr. Ber’s personal funds.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On September 18, 2019, the Reporting Persons filed a preliminary solicitation statement on Schedule 14A (the “Consent Statement”) with the Securities and Exchange Commission (the “SEC”) to seek stockholders’ consent for a number of proposals (the “Proposals”), the ultimate effect of which would be to reconstitute a majority of the Board through the removal of three current members of the Board, Mark R. Baker, David A. Scheinberg and Nicole S. Williams and the election of five highly-qualified nominees, Gérard Ber, Eric Ende, Ann MacDougall, Heinz Mäusli and David W. Mims (the “Nominees”), to the Board.

Also on September 18, 2019, the Reporting Persons delivered a Notice of Proposed Action by Written Consent of Stockholders to the Issuer (the “Notice”) setting forth the Proposals for which written consents would be solicited, together with an executed written consent in support of the Proposals, and requesting that the Issuer set a record date to determine the stockholders of the Issuer entitled to consent to the corporate actions set forth in the Proposals in writing without a stockholders meeting.

Further, on September 18, 2019, the Reporting Persons issued a press release announcing the launch of their consent solicitation and the filing of the Consent Statement seeking to reconstitute the Board and expressing their belief that the removal of long-tenured directors Messrs. Baker and Scheinberg and Ms. Williams is necessary to address the significant destruction of stockholder value that has occurred under their leadership. The Reporting Persons further expressed their belief that the election of their five highly-qualified, independent nominees would bring the much-needed skill sets to improve the Board’s strategic oversight and help put the Company on a better path. The Reporting Persons also stated in the press release that while it has always been their preference to reach a constructive solution with the Company, any such solution must address the need for management accountability. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 86,421,634 shares of Common Stock outstanding as of August 5, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

As of the close of business on September 19, 2019, the Reporting Persons collectively beneficially owned an aggregate of 10,161,733 Shares, constituting approximately 11.8% of the Shares outstanding. As previously disclosed, the Reporting Persons have formed a “group” within the meaning of Section 13(d)(3) of the Act. However, the Reporting Persons expressly disclaim beneficial ownership of any securities covered by Schedule 13D other than securities indicated as being beneficially owned by such Reporting Person on the applicable cover page hereto. The Reporting Persons expressly retain sole voting and investment power in respect of the Shares that the Reporting Persons beneficially own.

(b)       The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference.

Velan directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. Velan may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of Altiva, as the general partner of Velan, and Balaji Venkataraman, as the sole shareholder of Altiva, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan.

LTE directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. LTE may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of MCM, as the sole investment advisor to LTE, and LTE Management, as the sole manager of LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE. Ryan Melkonian, in his capacities as (i) the sole manager and majority member of LTE Management and (ii) the Chief Investment Officer, Managing Member and majority owner of MCM, may also be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.

(c)       Schedule A hereto sets forth all transactions with respect to Shares effected since the filing of Amendment No. 2 to the Schedule 13D by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m. New York City time on September 19, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein. Except as set forth in Items 3 and 4 of this Schedule 13D and as set forth in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Joint Filing Agreement

Each of the Reporting Persons is party to a Joint Filing and Solicitation Agreement, dated as of September 18, 2019 (the “Joint Filing and Solicitation Agreement”), pursuant to which, among other things, (a) the Reporting Persons agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company and (b) the Reporting Persons agree to form a group for the purpose of (i) soliciting written consents or proxies in favor of the Proposals, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing.

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References to, and descriptions of, the Joint Filing and Solicitation Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing and Solicitation Agreement attached hereto as Exhibit 99.2, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

99.1	Press Release, dated September 18, 2019.
99.2	Joint Filing and Solicitation Agreement, dated as of September 18, 2019, by and among the Reporting Persons.
99.3	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: September 19, 2019

VELAN CAPITAL, L.P.

By:	Altiva Management Inc., its general partner

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

ALTIVA MANAGEMENT INC.

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

BALAJI VENKATARAMAN

/s/ Balaji Venkataraman
Individually and as attorney-in-fact for Gérard Ber, Eric Ende, Ann MacDougall, Heinz Mäusli and David W. Mims

VIRINDER NOHRIA

/s/ Virinder Nohria

LTE PARTNERS, LLC

By:	LTE Management, LLC, its Manager

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

LTE MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

MELKONIAN CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

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RYAN MELKONIAN

/s/ Ryan Melkonian

TERENCE COOKE

/s/ Terence Cooke

DEEPAK SARPANGAL

/s/ Deepak Sarpangal

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Schedule A – Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

All transactions as set forth below are purchases of Shares effected in the open market, except as otherwise noted, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Velan Capital, L.P.	September 9, 2019	72,023	4.9947
Velan Capital, L.P.	September 4, 2019	243,614	4.5093
Velan Capital, L.P.	September 3, 2019	277,424	4.3937
LTE Partners, LLC	September 9, 2019	21,480	4.9393
LTE Partners, LLC	September 5, 2019	43,520	4.6208